FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2009
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 9, 2009 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 9, 2009

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Limited raises US$ 750 million through issue of Global Depositary Shares (GDSs) and Convertible Notes (Notes)

Mumbai, October 9, 2009: Tata Motors Limited ("Tata Motors") has issued today 29,904,306 new equity shares in the form of Global Depositary Shares ("GDSs"), at a price of US$12.54 per GDS, aggregating US$375 million and 3,750, 4% coupon convertible notes ("Notes") due 2014 at a price of $100,000 per Note, aggregating US$375 million (together, the "Offering"). These GDSs and Notes, together aggregating US$750mn, will be listed on the Luxembourg Stock Exchange.

The Offering was successfully executed against the backdrop of volatile equity market conditions with strong investor interest resulting in the book being closed in less than an hour from launch generating a demand of US$1.25 billion from 40 investors. The deal size was upsized from a base $600mn to $750mn. The GDS pricing represents a tight 1.5% discount to the closing price on Oct 8, 2009 of Rs. 589.25, while the Notes were issued at a 7.5% conversion premium over the GDR price with a yield to maturity of 5.5%.

Citigroup Global Markets, Credit Suisse and JP Morgan are acting as joint bookrunners for the Offering.

Tata Motors intends to use the net proceeds from this offering for repayment of debt incurred in connection with the acquisition of Jaguar Land Rover, the outstanding of which stands at US$ 700 million and for other purposes such as capital expenditure, working capital and other general corporate purposes.

Mr. Ravi Kant, Vice Chairman of Tata Motors, said "This is a significant milestone for Tata Motors. This transaction is a re-affirmation of investor confidence in the automotive sector and bears testimony to the trust reposed in the long term outlook and performance of Tata Motors".

Mr. C. Ramakrishnan, Chief Financial Officer of Tata Motors, said "We are delighted with the outcome. The offering will augment our long term resources, help us de-leverage and provide us the financial flexibility to pursue our strategic goals."

The Offering is expected to settle on October 15, 2009, subject to customary closing conditions.

NOT FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

This press release is not an offer for sale within the United States of any equity shares or any other security of the Company. The securities of the Company have not been and will not be registered under the U.S. Securities Act 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration under the U.S. Securities Act or an exemption from such registration. There will be no public offering of the securities referred to herein in the United States.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. It also has a strategic alliance with Fiat. With over 4 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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